787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 21, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc. Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of GateHouse Media, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statement on Form S-1, together with exhibits (the “Registration Statement”), relating to the proposed public offering of common stock, par value $0.01, of the Company. The signature pages and consents have been manually executed prior to the time of this electronic filing and will be retained by the Company for five years.

In accordance with Rule 111 under the Securities Act, Rule 13(c) of Regulation S-T promulgated under the Securities Act and Rule 3a of the Rules Relating to Informal and Other Procedures, the Company has sent by wire transfer to the Commission’s lockbox depository the amount of $21,400 in payment of the required registration fee.

Please contact the undersigned at (212) 728-8981 or William N. Dye at (212) 728-8219 should you have any questions or comments regarding this matter.

Sincerely,

/s/ Morgan D. Elwyn

Morgan D. Elwyn

Enclosures

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